November 10, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Central Federal Bancshares, Inc. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-206874

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Central Federal Bancshares, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S- 1 be declared effective at 12:00 p.m. Eastern Standard Time on November 12, 2015 or as soon thereafter as practicable.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

By:	/s/ Patricia A. McJoynt
Name:	Patricia A. McJoynt
Title:	Managing Director